March 22, 2007

ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300

JACKSONVILLE, FL 32202-5017

P. O. BOX 240

JACKSONVILLE, FL 32201-0240

904.359.2000 TEL

904.359.8700 FAX

www.foley.com

WRITER’S DIRECT LINE

904.359.8713

lkelso@foley.com EMAIL

CLIENT/MATTER NUMBER

080252-0102

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. Duc Dang
Mr. Terence O’Brien
Mr. John Reynolds

Re:	Boulder Specialty Brands, Inc.

Amendment No. 4 to Proxy Statement on Schedule 14A

File No. 000-51506

Ladies and Gentlemen:

This letter is in response to your comment letter dated March 5, 2007. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of our client, Boulder Specialty Brands, Inc.

To facilitate the staff’s review of the filing, we are furnishing to Mr. Duc Dang under separate cover four copies of this letter and the blacklined printer’s proof of the amended proxy statement being filed contemporaneously herewith. Furthermore, to facilitate the staff’s review of the filing, we are furnishing under separate cover four copies of GFA’s and Boulder’s Management’s Discussion and Analysis with specific blacklining due to the printer’s blacklining issues that result in these entire sections of the proxy statement showing blacklining. We also are including four copies of a CD-ROM with Exhibit A in Excel format, in case the staff wishes to see the formulas used in Exhibit A.

General

1.	We note your response to comment one of our letter dated February 12, 2007. We also note the additional disclosure that your board of directors have not yet finalized management compensation arrangements. While compensation arrangements are not “finalized,” please revise to clarify the current state of the compensation determination. Considering the board of the resultant company is the same as your current board, please revise to generally discuss the compensation to be in place following the business combination.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

March 22, 2007

We have added new language on page 36 outlining the general features of compensation being considered by the board and also have disclosed a cap on cash compensation for the chairman and vice chairman imposed by Boulder’s lenders. The board has deferred making decisions and documenting compensation until closer to the merger in order to save costs. For example, it does not want to incur legal fees for drafting employment agreements until a stockholders meeting is scheduled and the proxy statement has been mailed to stockholders.

2.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

The audited financial statements, selected financial data and management’s discussion and analysis for both Boulder and GFA have been updated with 2006 information. In addition, the pro forma financial statements and other information throughout the document have been updated with 2006 numbers.

Note 2 – Revenue Recognition, page FS-59

3.	We note your response to prior comment 7. Please provide us with a detailed explanation of the information in Exhibit A. Explain the nature of the amounts presented in each of the columns and discuss the relevance of this analysis to your response. Explain why you believe excluding the last week of sales meets the delivery and performance criteria in SAB Topic 13. If you believe the impact on the financial statements is not material for the periods presented, discuss your evaluation of Staff Accounting Bulletins 99 and 108, including the impact on sales and cost of goods sold, as well as the impact on inventory reported on the balance sheet. Also discuss the impact on management compensation arrangements, covenants relating to debt and line of credit agreements, and other material contracts and agreements as applicable.

GFA has advised us as follows:

For the year ended December 31, 2006, the net increase in revenue and gross profit by refining the sales and inventory cut off procedures was approximately $3.1 million and $1.8 million, respectively. These represent approximately 2.0% of sales and gross profit, respectively. The calculations of sales and gross profit are included in Exhibit A, which is attached at the end of this response. GFA has updated Exhibit A for activity through December 31, 2006. Included with Exhibit A is a detailed discussion of each column of the worksheet. As noted above, we are including with the courtesy copies of this letter four CD-ROMs containing Exhibit A in Excel format, in case the formulas are of assistance in reviewing the exhibit.

GFA believes that prior to 2005 that it was appropriate to recognize revenue by excluding the last five days’ sales because it provided a high level of certainty that shipments had been received. GFA believes, based on the information available at that time, that it recognized

Securities and Exchange Commission

March 22, 2007

revenue in a conservative manner in accordance with Topic 13. Based on an internal examination of delivery times, as a result of the receipt of more timely shipping information from GFA’s common carriers, GFA has been able to refine its sales and inventory cut off procedures to more precisely reflect delivery.

In considering Staff Accounting Bulletin (“SAB”) No. 99, GFA agrees that the amount of a misstatement alone should not be the sole determinant of materiality. However, GFA considers this change to be a change in estimate under Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, and not a misstatement, as described SAB 99. Therefore, GFA believes that it has accounted for this appropriately and has disclosed this change to the reader. Similarly, GFA believes it doesn’t have a misstatement for purposes of SAB 108.

GFA believes that the change in procedure had no impact on any contract or GFA’s credit facilities in any period. Certain individuals are to receive an incentive bonus equal to a percentage of adjusted operating income. The effect of the change in gross profit will have a small effect on total incentive compensation. The collective amount of additional compensation that will be paid as a result of the increased gross profit is less than $110,000 on an after tax basis. Compensation in previous periods is not affected by the new procedure.

* * * * *

Please contact me at (904) 359-8713 if you have any questions. Boulder would much appreciate any assistance you can provide in expediting the review of the filing.

Sincerely,

/s/ Linda Y. Kelso

LYK:dkm

Enc.

cc:	Mr. Stephen B. Hughes

Mr. Robert S. Gluck

Mr. James E. Lewis

Mr. Christopher Wolf

EXHIBIT A

GFA Holdings, Inc.

FOB Cut-Off Analysis

Five day cut off - previous procedure
Period End	Originating Sales	Reversing Sales	Net Sales Adjustment	Originating Inventory	Reversing Inventory	Net Inventory Adjustment	Originating Gross profit	Reversing Gross profit	Net Gross Profit Adj.
31-Dec-06	$3,555,927	$2,208,535	$1,347,392	$1,568,230	$885,945	$682,285	$1,987,697	$1,322,590	$665,107
31-Dec-05	2,208,535	1,476,975	731,560	885,945	635,479	250,466	1,322,590	841,496	481,094
31-Dec-04	1,476,975	1,811,103	(334,128)	635,479	767,925	(132,446)	841,496	1,043,178	(201,682)
31-Mar-04	1,811,103	1,652,338	158,765	767,925	713,990	53,935	1,043,178	938,348	104,830
31-Dec-03	1,652,338	942,668	709,670	713,990	405,348	308,642	938,348	537,320	401,028
31-Dec-02	942,668	—	942,668	405,348	—	405,348	537,320	—	537,320

Invoice cut off - refined procedure
Period End	Originating Sales	Reversing Sales	Net Sales Adjustment	Originating Inventory	Reversing Inventory	Net Inventory Adjustment	Originating Gross profit	Reversing Gross profit	Net Gross Profit Adj.
31-Dec-06	$408,061	$883,414	$(475,353)	$181,297	$354,378	$(173,081)	$226,764	$529,036	$(302,272)
31-Dec-05	883,414	590,790	292,624	354,378	254,192	100,186	529,036	336,598	192,438
31-Dec-04	590,790	724,441	(133,651)	254,192	307,170	(52,978)	336,598	417,271	(80,673)
31-Mar-04	724,441	660,935	63,506	307,170	285,596	21,574	417,271	375,339	41,932
31-Dec-03	660,935	377,067	283,868	285,596	162,139	123,457	375,339	214,928	160,411
31-Dec-02	377,067	—	377,067	162,139	—	162,139	214,928	—	214,928

Differences in the two procedures
Period End	Originating Sales	Reversing Sales	Net Sales Adjustment	Originating Inventory	Reversing Inventory	Net Inventory Adjustment	Originating Gross profit	Reversing Gross profit	Net Gross Profit Adj.
31-Dec-06	$3,147,866	$1,325,121	$1,822,745	$1,386,933	$531,567	$855,366	$1,760,933	$793,554	$967,379
31-Dec-05	1,325,121	886,185	438,936	531,567	381,287	150,280	793,554	504,898	288,656
31-Dec-04	886,185	1,086,662	(200,477)	381,287	460,755	(79,468)	504,898	625,907	(121,009)
31-Mar-04	1,086,662	991,403	95,259	460,755	428,394	32,361	625,907	563,009	62,898
31-Dec-03	991,403	565,601	425,802	428,394	243,209	185,185	563,009	322,392	240,617
31-Dec-02	565,601	—	565,601	243,209	—	243,209	322,392	—	322,392

Description of Exhibit A

Exhibit A is separated into three sections. The first section, entitled, Five day cut off – previous procedure, represents the results of GFA’s sales and inventory cut-off procedures prior to 2006. Under this procedure, GFA reduced its current year sales and increased its ending inventory for activity during the last five days in the period, reflecting GFA’s position that those items were in transit. Conversely, GFA recognized the previous periods’ sales and inventory that had been so adjusted in the prior period.

Each of the columns in Exhibit A as they relate to the Five day cut off – previous procedure can be explained as follows:

1.	Period End – The corresponding financial statement reporting period. Except for the periods ended December 31, 2004 and March 31, 2004, each period represents a 12 month period. The period ended December 31, 2004 represents the short period from April 1, 2004 – December 31, 2004, the period after the sale of Fitness Foods.

2.	Originating Sales – This represents the amount of revenue which would be deferred until the subsequent period under the relevant methodology. Under the caption Five day cut off – previous procedure, $2,208,535 was deferred from revenue at December 31, 2005.

3.	Reversing Sales – This amount represents the amount of revenue that was deferred in the prior period which was recognized in the current period. For the period ended December 31, 2006, $2,208,535 was recognized in revenue. This corresponds to the amount deferred as “Originating Sales” at December 31, 2005.

4.	Net Sales Adjustment – This amount represents the difference between the “Originating Sales” and the “Reversing Sales” and is the net effect on revenue in the corresponding period. For example, at December 31, 2005, the net revenue adjustment under the Five day cut off – previous procedure was a decrease of $731,560 ($2,208,535 – $1,476,975).

5.	Originating Inventory – Similar to Originating Sales, this represents that amount of inventory in the current year that has not been sold and is included in ending inventory and not in cost of goods sold until the next reporting period. For example, at December 31, 2005, an additional $885,945 of inventory was considered on hand rather than sold.

6.	Reversing Inventory – This amount represents the amount of inventory that was not sold in the previous period, which has been sold in the current period. For example, at December 31, 2005, $635,479 of inventory is recognized in cost of goods sold (Reversing Inventory). This corresponding amount was deferred at December 31, 2004 as Originating Inventory.

7.	Net Inventory Adjustment – This amount represents the difference between Originating Inventory and Reversing Inventory. For example, at December 31, 2005, the net increase in inventory for the Five day cut off – previous procedure was $250,466 ($885,945 – $635,479).

8.	Originating Gross Profit – This amount represents the difference between Originating Sales and Originating Inventory. At December 31, 2005 this amount $1,322,590 equals the difference between $2,208,535 (Originating Sales) and 885,945 (Originating Inventory).

9.	Reversing Gross Profit – This amount is the difference between Reversing Sales and Reversing Inventory. At December 31, 2005 this amount, $841,496, was the difference between $1,476,975 (Reversing Sales) and $635,479 (Reversing Inventory).

10.	Net Gross Profit Adjustment – represents the difference between Originating Gross Profit and Reversing Gross Profit. For the period ended December 31, 2005, this amount, $481,094, is the net decrease in gross profit and is the difference between $1,322,590 (Originating Gross Profit) and $841,196 (Reversing Gross Profit).

The second section, Invoice cut off – refined procedure, utilizes the company’s current methodology of calculating the year end sales inventory and gross profit adjustments. The amounts calculated in each column are based on the new information and reflect what adjustments to sales, inventory and gross profit would have been if this information was available and utilized in the periods prior to 2006.

The third section, Difference in the two procedures, is the difference in calculating adjustments to revenue, inventory and gross profit for each period between the Five day cut off – previous procedure and Invoice cut off – refined procedure.

In summary, for the year ended December 31, 2006, the increase in sales and gross profit by refining the cut off procedure was approximately $3.1 million and $1.8 million, respectively. For sales, this is the difference between the Originating Sales at December 31, 2006 under the Five day cut off – previous procedure of $3,555,927 and the Originating Sales at December 31, 2006 under the Invoice cut off – refined procedure of $408,061. For gross profit, this is the difference between the Originating Gross Profit at December 31, 2006 under the Five day cut off – previous procedure of $1,987,697 and the Originating Gross Profit at December 31, 2006 under the Invoice cut off – refined procedure of $226,764.